Exhibit 97.1
TPG Mortgage Investment Trust, Inc.1
Clawback Policy
(this “Policy”)

Adopted by the Compensation Committee of the Board of Directors (the “Committee”) and effective as of December 1, 2023.
1.    Recoupment. If TPG Mortgage Investment Trust, Inc. (the “Company”) is required to prepare a Restatement (as defined below), the Committee shall, unless determined to be Impracticable (as defined below), take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Committee may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate.

2.    Method of Recoupment. Subject to applicable law, the Committee may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Company; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Committee, in its sole discretion, determines to be appropriate. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Company as determined pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such amount.

3.    Administration of Policy. The Committee shall have full authority to administer, amend or terminate this Policy. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of the Exchange. The Committee shall consult with the Company’s audit committee, chief financial officer and chief accounting officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.
4.    Acknowledgement by Executive Officers. The Committee may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy.

5.    No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Person against the loss of any Recoverable Compensation.
1 Formerly known as AG Mortgage Investment Trust, Inc.

6.    Disclosures and Record Keeping. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable Exchange listing standard.
7.    Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Maryland without regard to its conflicts of laws principles.

8.    Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
9.    Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Committee, or the officer or officers of the Company authorized to take such action if Committee action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following the three completed fiscal years.

“Covered Person” means any person who receives Recoverable Compensation.
“Exchange” means the national securities exchange or national securities association on which the Company’s securities are then listed.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s controlled affiliates) who performs similar policy-making functions for the Company.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non- GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include measures based on: revenues; net income; distributable earnings; book value per common share; or liquidity measures.

“Impracticable” means the Committee determines that recovery of the Incentive-Based Compensation is impracticable because of any of the following (as set forth in Section 303A.14(c)(iv) of the Listed Company Manual of the New York Stock Exchange):

(i)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;
(ii)    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or
(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include:
(i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive- Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the effective date of this Policy (but subject to changes that may occur in accounting principles and rules following the effective date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.